UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number 000-30862

CERAGON NETWORKS LTD.
(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANANTORY NOTE

Ceragon Networks Ltd. (the “Registrant”) is furnishing on this Form 6-K its unaudited interim consolidated financial statements for the nine months ended September 30, 2013, and the related Operating and Financial Review and Prospects for such period.   The Registrant is also furnishing (1) the consent of its independent registered accounting firm to the incorporation by reference into Registrant’s Registration Statement on Form F-3 (No. 333-183316) of its opinion on the Registrant’s consolidated financial statements included in Registrant’s Annual Report on Form 20-f for the year ended December 31, 2012 (2) an English summary of the material terms of an amendment to the Registrant’s Credit Facility.

(a)           Exhibits

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm.

99.1	Unaudited financial statements of Ceragon Networks, Ltd. for the nine months ended September 30, 2013.

99.2	Operating and Financial Review and Prospects. for the nine months ended September 30, 2013.

99.3	English summary of the material terms of an amendment, effective as of October 1, 2013, to the Registrant’s Credit Facility, dated March 14, 2013.

101	Interactive Data File relating to the materials in this report on Form 6-K is formatted in Extensible Business Reporting Language (XBRL).

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 (No. 333-183316), as amended and supplemented from time to time..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERAGON NETWORKS, LTD. (Registrant)

Date: November 19, 2013	By:	/s/ Donna Gershowitz
Name: Donna Gershowitz
Title: VP and General Counsel